April 23, 2026

Phillipe Wolgen
Chief Executive Officer
Clinuvel Pharmaceuticals Limited
Level 22, 535 Bourke Street
Melbourne, VIC 3000
Australia

       Re: Clinuvel Pharmaceuticals Limited
           Amendment No. 3 to Draft Registrant Statement on Form 20-F Submitted April 17, 2026
           CIK No. 0001290877
Dear Phillipe Wolgen:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
April 7, 2026 letter.

Amendment No. 3 to Draft Registrant Statement on Form 20-F
Interim Consolidated Financial Statements for the six months ended December 31, 2025 and
2024 (Unaudited and Presented on an IFRS basis), page F-24

1. As your June 30, 2025 annual audited financial statements are prepared in accordance with U.S. GAAP, all interim unaudited financial statements required in the registration statement must also be prepared under U.S. GAAP as required by Item 8.A.5 of Form
       20-F. Note that while foreign private issuers are allowed to initially include more current published information, that published data accommodation does not waive the underlying requirement for consistent accounting standards in a registration statement. Please revise to disclose the following:
 April 23, 2026
Page 2

              Revise to replace your current December 31, 2025 interim unaudited financial statement prepared under IFRS with financial statements prepared under U.S. GAAP that were due on April 1, 2026.
              Please revise other areas of the document impacted by this change, including your capitalization table and Item 5. Operating and financial review and prospects.

       Please contact Bonnie Baynes at 202-551-4924 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Louis Taubman